February 19, 2020

Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      3650 REIT Commercial Mortgage Securities LLC
 Registration Statement on Form SF-3
Filed December 20, 2019
File No. 333-235647

Dear Ms. Hsu:

We are counsel to 3650 REIT Commercial Mortgage Securities LLC (the “Registrant”).  We have reviewed your oral comments (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement (File No. 333-235647) on Form SF-3 filed on January 30, 2020.  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 2”) submitted herewith.  We also refer to our letter to you dated January 30, 2020 (the “Response Letter”), in which we responded to your letter dated January 16, 2020, which transmitted comments of the Staff to the Registrant’s registration statement (File No. 333‑235647) on Form SF-3 filed on December 20, 2019.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Transaction Documents

1.
The Staff asked us to make conforming revisions to the form of pooling and servicing agreement and any other applicable transaction documents consistent with the modifications to the form of prospectus described in Item 13 of our Response Letter.

The Registrant has modified Section 2.03(e) of the form of pooling and servicing agreement and Section 6(h) of the form of mortgage loan purchase agreement in response to the Staff’s comment.

2.
The Staff asked us to make conforming revisions to the Pooling and Servicing Agreement and any other applicable transaction documents consistent with the modifications to the form of prospectus described in Item 15 of our Response Letter.

The Registrant has modified Section 8.02(iii) and Section 13.03(c) of the form of pooling and servicing agreement in response to the Staff’s comment.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Greg Prindle

Greg Prindle, Esq.